Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-18

Drilling Completed at Silver North’s Flagship Haldane Silver Property, Yukon

•Eight holes completed at the Main Fault target.

•Program successfully tested Main Fault structure 150m along strike and up to 150m down dip.

Vancouver, BC, November 13, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) announces that the Company has completed the 2025 exploration program at its flagship Haldane Silver Property in the historic Keno Hill Silver District, Yukon. A total of eight holes (totalling 1,759.5 metres) were completed. The road-accessible 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine property, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins resembling the ore-bearing veins being mined at Keno Hill.

“Our primary goal for the 2025 drill program was to test the strike and depth continuity of the Main Fault target. I’m very pleased that we have been able to achieve that goal with the program. We are now eagerly awaiting the assay results,” stated Jason Weber, P.Geo., President and CEO of Silver North. “As with all drill programs, it is a team effort and we’d like to thank all those involved in helping us this season.”

The eight holes were completed from four pads testing approximately 150 m of strike along the Main Fault structure and a maximum of 150 m down dip on one section. All analytical sampling has been completed and all samples submitted. Results from samples submitted from the initial holes are expected imminently and will be made public once they have been verified and interpreted.

In addition to the drilling completed in 2025, over 15 km2 of LiDAR and photogrammetry survey was conducted over the core of the Haldane Property known as the Mt Haldane Vein System (MHVS). The MHVS is host to the majority of the vein targets, including the Main, West and Middlecoff targets, as well as the Johnson target, where small-scale high grade silver production occurred in the early 1900s. These surveys will help identify structural lineaments and provide stronger topographic control to aid in targeting drilling and modelling the vein systems at Haldane. Another area was also flown to address possible alternate access routes that may be contemplated as the project moves forward.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release and approved the news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.